As filed with the Securities and Exchange Commission on April 29, 2008.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE KOREA FUND, INC.

(Name of Subject Company (issuer)

THE KOREA FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

500634100

(CUSIP Number of Class of Securities)

Robert Goldstein

The Korea Fund, Inc.

c/o Allianz Global Investors Fund Management LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 739-3190

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John W. Gerstmayr, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$97,037,386(a)	$3,814(b)
(a)

Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 4,303,210 shares in the offer, based on the average of the high and low prices on March 12, 2008 of $ 22.55 as reported on the New York Stock Exchange.

(b)	Calculated at $39.30 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.
☑

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,814

Form or Registration No.: File no. 005-36819, Schedule TO

Filing Party: The Korea Fund, Inc.

Date Filed: March 20, 2008

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 20, 2008 by The Korea Fund, Inc., a Maryland corporation (the “Fund”), relating to an offer to repurchase up to 4,303,210 shares of its issued and outstanding common stock, par value $0.01 per share, in exchange for portfolio securities of the Fund, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

Item 12. Exhibits
SIGNATURE
EX-99.A.5.II: PRESS RELEASE

Item 12. Exhibits

The following material is hereby filed as an additional exhibit to the Fund’s Schedule TO:

(a)(5)(ii)	Press release issued on April 28, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KOREA FUND, INC.
By:	/s/ Robert Goldstein
	Name:	Robert Goldstein
	Title:	President
	Dated:	April 28, 2008